VIA EDGAR

September 10, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Rucha Pandit and Taylor Beech

Re:	Amaze Holdings, Inc.
Registration Statement on Form S-3
Filed August 27, 2025
File No. 333-289876

Ladies and Gentlemen:

On behalf of Amaze Holdings, Inc., a Nevada corporation (the “Company”), we submit the Company’s response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated September 8, 2025, with respect to the Company’s Registration Statement on Form S-3 filed with the Commission on August 27, 2025.

For your convenience, the Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Registration Statement on Form S-3

General

1.	It appears that you do not meet the eligibility requirement set forth in General Instruction I.A.3(b) of Form S-3. In this regard, we note that the Form 8-K filed on October 15, 2024 does not appear to have been timely filed, given that it relates to a reportable event that occurred on October 7, 2024. We also note that the Form 8-K filed on February 12, 2025 does not appear to have been timely filed, given that it relates to a reportable event that occurred on February 5, 2025. Please explain why you believe you are eligible to use Form S-3 to register this offering or amend your registration statement to file on an appropriate form.

Response:

The Company respectfully advises the Staff that the October 15, 2024 Form 8-K contained a disclosure item that does not impact S-3 eligibility. In particular, General Instruction I.A.3(b) to Form S-3 provides that the failure to file timely a Form 8-K with respect to certain items, including Item 1.01 (entry into a material definitive agreement), will not result in losing Form S-3 eligibility. The October 15, 2024 Form 8-K reported a loan made by the Company to a third party, evidenced by a secured promissory note effective October 7, 2024 payable to the Company. The Company reported the October 7 loan transaction under Item 1.01 (entry into a material definitive agreement) of Form 8-K. The October 7 loan transaction did not trigger any other Form 8-K item. We believe the late filing of the Item 1.01 disclosure of the October 7 loan transaction did not cause the Company to lose it S-3 eligibility.

The October 15, 2024 Form 8-K also reported events that occurred on October 8 (entry into securities purchase agreements and the sale of secured convertible promissory notes and warrants), October 15 (entry into securities purchase agreements and the sale of Series B preferred stock, with the first sale occurring on October 11, 2024), and October 14 (signing a non-binding letter of intent). The Company reported all of these triggering events within the required four business day period in the October 15, 2024 Form 8-K. We note that October 14, 2024 was a federal holiday and therefore that day is excluded from the four business day count. Accordingly, the triggering event that occurred on Wednesday, October 8, 2024, was required to be filed by October 15, 2024.

The Company also respectfully advises the Staff that the February 12, 2025 Form 8-K was timely filed. The Form 8-K filed on February 12, 2025 (the “Original 8-K”) related to the Company’s entry into a securities purchase agreement and pledge agreement (together, the “Definitive Agreements”) and the sale of secured original issue discount promissory notes (the “OID Notes”) and shares of the Company’s common stock (the “Shares”). The Original 8-K incorrectly listed the date of the Definitive Agreements and the sale date of the OID Notes and Shares as February 5, 2025. The Company did not release its executed signature pages to the Definitive Agreements and OID Notes, and did not issue and deliver the Shares, until the investors began funding on February 6, 2025. Therefore, the February 6, 2025 is the correct date of the Definitive Agreements and OID Notes. On February 13, 2025, the Company filed an amendment to the Original 8-K (the “Amended 8-K) to report the error and reflect the correct date of the Definitive Agreements, the issuance date of the OID Notes and the date of the earliest event reported, in each case as February 6, 2025.

Further, we believe the Definitive Agreements and OID Notes became enforceable, binding obligations on February 6, 2025 when the executed signature pages were released and the funding commenced. Therefore, we view the obligation to disclose the unregistered sales of equity securities under Item 3.02 of Form 8-K to have occurred on February 6, 2025.

As a result, the February 12, 2025 Form 8-K was filed within the required four business day period following the actual date of the transaction.

Accordingly, for the reasons stated above, we believe that the Company remains eligible to use Form S-3 pursuant to Instruction I.A.3(b) of Form S-3.

Please contact me at (612) 672-8358 or Andrew Tataryn at (612) 672-8327 if you have any questions or require additional information.

Very truly yours,

/s/ William M. Mower

William M. Mower

For Maslon LLP

cc: Aaron Day, Chief Executive Officer, Amaze Holdings, Inc.

T.J . Dammrich, Mercer Oak, LLC